February 7, 2023
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mineralys Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-269282
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Mineralys Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, February 9, 2023, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4,210 copies of the Preliminary Prospectus dated February 2, 2023 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.
In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.
Very truly yours,
BOFA SECURITIES, INC.
EVERCORE GROUP L.L.C.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As Representatives of the several underwriters
[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Gerardo Ubaghs
Name: Gerardo Ubaghs
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Kenneth Clausman
Name: Kenneth Clausman
Title: Managing Director
As representatives of the several underwriters
cc: Ilir Mujalovic, Shearman & Sterling LLP
[Signature Page to Acceleration Request Letter]